UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 16)1

GenCorp Inc.
(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

368682100
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,034,059
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,034,059
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,034,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,034,059
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,034,059
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,034,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,034,059
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,034,059
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,034,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,034,059
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,034,059
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,034,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,034,559
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,034,559
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,034,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON JAMES R. HENDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 500 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 500 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 500 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%**
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON MARTIN TURCHIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 500 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 500 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 500 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON GERALD R. DINKEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON JAMES H. PERRY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 368682100

1	NAME OF REPORTING PERSON THOMAS A. CORCORAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 368682100

The following constitutes Amendment No. 16 to the Schedule 13D filed by the undersigned (“Amendment No. 16”).  This Amendment No. 16 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Shareholder Agreement described and defined in Item 4, Steel Partners II is no longer seeking the election of Gerald R. Dinkel, James H. Perry and Thomas A. Corcoran as directors of the Issuer at its 2008 annual meeting of shareholders (the “2008 Annual Meeting”).  As a result, Messrs. Dinkel, Perry and Corcoran terminated their obligations to act in concert with the other Reporting Persons with respect to the Issuer effective March 5, 2008.  Accordingly, Messrs. Dinkel, Perry and Corcoran are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  Additionally, in connection with the Shareholder Agreement, Martin Turchin, a director nominee of Steel Partners II, was appointed to the Board of Directors of the Issuer (the “Board”).  As a result, Mr. Turchin terminated his obligations to act in concert with the other Reporting Persons with respect to the Issuer effective March 5, 2008.  Accordingly, Mr. Turchin is no longer a member of the Section 13(d) group and will cease to be a Reporting Person immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 8,034,059 Shares owned by Steel Partners II is approximately $95,080,973, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Each of Messrs. Lichtenstein, Henderson and Turchin directly owns 500 restricted Shares awarded by the Issuer upon his appointment to the Board.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 5, 2008 (the “Effective Date”), Steel Partners II, for itself and its affiliates (collectively, “Steel Partners”), entered into a Second Amended and Restated Shareholder Agreement with the Issuer (the “Shareholder Agreement”).  Pursuant to the Shareholder Agreement, Steel Partners agreed to terminate its proxy contest and withdraw its nominations of Warren G. Lichtenstein, James R. Henderson, Gerald R. Dinkel, Martin Turchin, James H. Perry and Thomas A. Corcoran for election to the Board at the 2008 Annual Meeting.

On the Effective Date, pursuant to the Shareholder Agreement, (i) Terry L. Hall resigned as the Chief Executive Officer and President of the Issuer and as a director of the Issuer and as an officer and director of the subsidiaries of the Issuer, (ii) the Board appointed J. Scott Neish, Vice President of the Issuer and President, Aerojet-General Corporation, as Interim Chief Executive Officer and Interim President until those positions can be filled on a permanent basis by a new Chief Executive Officer and President to be selected in the

CUSIP NO. 368682100

manner provided in the Shareholder Agreement (the “New CEO”), and (iii) the Board increased the size of the Board by two (2) additional directors (to a total of eleven (11) directors) and appointed Warren G. Lichtenstein, James R. Henderson and Martin Turchin (collectively, the “New Directors”) to the Board to fill the vacancies created by the resignation of Terry L. Hall as a director and such increase, with the terms of the New Directors to expire at the 2008 Annual Meeting.  The size of the Board will be fixed at a maximum of eleven (11) directors until the 2008 Annual Meeting.

The Issuer agreed to nominate, recommend and solicit proxies for the election of the New Directors and David A. Lorber, Todd R. Snyder, Timothy A. Wicks, Dr. Sheila E. Widnall and Robert C. Woods (the “Continuing Directors”) at the 2008 Annual Meeting.  The Issuer further agreed to decrease the size of the Board to eight (8) directors effective as of the date of the 2008 Annual Meeting and, subject to the appointment of the New CEO, fix the size of the Board at a maximum of eight (8) directors until the end of the “Holding Period” (defined as the period beginning on the date of the Shareholder Agreement and ending on February 16, 2010; provided, however, that the Holding Period shall automatically terminate upon the first time at which (i) a person shall be appointed the New CEO who was not either recommended to the Board as a candidate for appointment by the Search Committee (as defined below) or otherwise approved in writing for such appointment by Steel Partners, or (ii) a New CEO has not been appointed by the Board prior to September 5, 2008 (any such occurrence, a “Standstill Exception Event”)).  Upon the appointment of the New CEO, the Board shall increase the size of the Board by one (1) additional director, to a total of nine (9) directors, and appoint the New CEO to the Board, with the term of the New CEO as a director to expire at the next annual meeting of shareholders.

Pursuant to the Shareholder Agreement, unless a Standstill Exception Event has occurred, the Issuer agreed to nominate, recommend and solicit proxies for the election of the Continuing Directors, the New Directors and, if applicable, the New CEO to the Board at the Issuer’s 2009 annual meeting of shareholders.  The Issuer further agreed that, during the Holding Period, the Issuer (including the Board) shall take all actions required to cause each active committee of the Board to consist of at least one (1) New Director.  The provisions described in this paragraph and in the immediately preceding paragraph will automatically terminate if at any time Steel Partners beneficially owns Shares equal to less than 3.0% of the total Shares outstanding on the Effective Date.

The Issuer further agreed to establish a committee of the Board comprised of Messrs. Lichtenstein, Turchin and one director chosen by the Continuing Directors (the “Search Committee”) to commence a search for the New CEO.  Mr. Lichtenstein will be the initial Chairman of the Search Committee.  The Search Committee will not be a standing committee of the Board.  The Search Committee will retain a nationally-recognized search firm to conduct a broad search to fill the New CEO position.  Neither J. Scott Neish nor James Henderson will be a candidate for the position during the first ninety (90) days of the search.  The Search Committee will use commercially reasonable efforts to cause the New CEO to be appointed by September 5, 2008.

At any meeting of the Issuer’s shareholders during the Holding Period (other than the Issuer’s 2010 annual meeting (the “2010 Annual Meeting”)), Steel Partners agreed to vote all Shares beneficially owned by it as of the record date for such meeting for the election of the slate of nominees for election to the Board as contemplated above.  On all other matters, Steel Partners may vote in its sole discretion as it determines.

Steel Partners agreed that during the Holding Period, other than in connection with the 2010 Annual Meeting, it will not (and will not encourage or assist any other person to) (i) directly or indirectly solicit proxies or initiate, propose or become a “participant” in a “solicitation” (as defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in any “election contest” with respect to the Issuer’s directors, (ii) form, join or in any way participate in a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Issuer with respect to any matter covered in clause (i) above, or (iii) directly or indirectly call or seek to call any special

CUSIP NO. 368682100

meeting of shareholders of the Issuer for the purpose of the election or removal of directors of the Issuer.  However, Steel Partners may take any of these actions in connection with any meeting of shareholders, other than the election of directors at a meeting during the Holding Period, including, without limitation, submitting business proposals, requesting a shareholder list and related information, or taking any other action related to the solicitation of proxies or written consents or making any public filings or announcements in furtherance thereof.  Steel Partners also may, prior to the end of the Holding Period, nominate directors to be voted on at a shareholders meeting of the Issuer that is to be held after the expiration of the Holding Period, including the 2010 Annual Meeting.

The Issuer agreed to reimburse Steel Partners for up to $350,000 in the aggregate of its reasonable out-of-pocket fees and expenses incurred through the date of the execution and delivery of the Shareholder Agreement in connection with its activities relating to the potential proxy contest with respect to the Issuer.

The foregoing description of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement, which is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 56,942,450 Shares outstanding, which is the total number of Shares outstanding as of February 1, 2008 as reported in the Issuer’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on February 29, 2008.

As of the close of business on March 5, 2008, Steel Partners II beneficially owned 8,034,059 Shares, constituting approximately 14.1% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel GP LLC, Steel Master, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

Mr. Henderson, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 8,034,059 Shares owned by Steel Partners II.  Mr. Henderson disclaims beneficial ownership of such Shares.

In addition, as of the close of business on March 5, 2008, each of Messrs. Lichtenstein, Henderson and Turchin owns 500 restricted Shares in his individual capacity.

Currently, none of Messrs. Dinkel, Perry or Corcoran owns any Shares.

The decrease in Steel Partners II's percentage ownership of Shares since the filing of Amendment No. 15 to the Schedule 13D is solely a result of the Issuer reporting an increase in the number of Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           There have been no transactions in the Shares by the Reporting Persons during the past 60 days, except for the grant to each of Messrs. Lichtenstein, Henderson and Turchin of 500 restricted Shares upon their appointment to the Board on March 5, 2008.

CUSIP NO. 368682100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On the Effective Date, Steel Partners entered into the Shareholder Agreement with the Issuer, the terms of which are described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Second Amended and Restated Shareholder Agreement, dated March 5, 2008, between the Issuer and Steel Partners II, for itself and it affiliates.

CUSIP NO. 368682100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2008	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 368682100

/s/ Gerald R. Dinkel
GERALD R. DINKEL

/s/ James R. Henderson
JAMES R. HENDERSON

/s/ Martin Turchin
MARTIN TURCHIN

/s/ James H. Perry
JAMES H. PERRY

/s/ Thomas A. Corcoran
THOMAS A. CORCORAN